Brainstorm Cell Therapeutics Inc.

1325 Avenue of Americas, 28th Floor

New York, NY 10019

August 17, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Brainstorm Cell Therapeutics Inc.: Registration Statement on Form S-3 filed August 9, 2021 (File No. 333- 258640)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Brainstorm Cell Therapeutics Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 19, 2021, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Jesse Nevarez of Goodwin Procter LLP at (212) 459-7327.

Sincerely,
Brainstorm Cell Therapeutics Inc.

/s/ Chaim Lebovits
Chaim Lebovits
Chief Executive Officer and Principal Executive Officer

cc:    Jesse Nevarez, Esq., Goodwin Procter LLP